CATUITY

LOYALTY SOFTWARE SPECIALISTS



04026053









2003 ANNUAL REPORT



Contents

Catuity Inc. a Delaware corporation is pleased to have shareholders in both the U.S. (on the NASDAQ Small Cap Market: CTTY) and Australia (on the Australian Stock Exchange: CAT). As a result of this broad stock ownership, this annual report includes information that may seem out of the ordinary for shareholders in one or the other of the countries. Catuity has tried to be as inclusive as possible in providing our shareholders an overview of 2003, while fulfilling the reporting requirements of both the U.S. Securities & Exchange Commission and the Australian Stock Exchange.

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).



"Loyalty has become as much a PART OF

Forward-Looking Statement

In conjunction with the provisions of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995, this annual report may contain forward-looking statements pertaining to future anticipated projected plans, performance and developments, as well as other statements relating to future operations. All such forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectations. Further information on potential factors that could affect Catuity Inc. is included in the Company's Form 10K, which is filed with the U.S. Securities and Exchange Commission and is available from the company upon request.

Chairman's Letter



Dear Shareholders,

In 2003 Catuity demonstrated it is leading in the development loyalty rewards and customer recognition information at the cash register. We deployed the Catuity system in ways large and small. Notably in 2003, in partnership with Visa USA and Target, Catuity's system was installed and used at more than 38,000 cash registers in more than a thousand stores throughout the U.S. This was a tremendous accomplishment, as it marked the first time a large-scale use of our system was implemented.

Catuity remains an emerging company that is still in its growing stages. While the company has experienced a number of challenges – from the worldwide economic downturn, the stock market's uncertainty of several years ago and most recently the loss of our major customer – we have met each obstacle placed in our path – surpassed it – and learned from it.

Our focus is on helping merchants improve their bottom-lines by finding unique ways to deploy our technology as part of their investments in customer relationship management. We can help merchants of all sizes bring accountability to their marketing programs and find ways to leverage partnership and other coalitions to create loyal and profitable customers.

TAIL MARKETPLACE as the credit, debit and gift card programs used by consumers."

Unfortunately, in early 2004 Target announced it was phasing out its chip-card initiative. This has been a blow to Catuity in that this particular installation, while being viewed by many in the U.S. as a test for loyalty-based chip-cards, enabled Catuity to generate our first significant license revenue in 2003.

While we are not privy to strategic concerns that prompted Target's decision, we do know that the cost of implementation of chip-card programs in the U.S. is far higher than that of magnetic stripe cards. As a result of this loss of business, Catuity's revenue for 2004 will be less than planned. We believe that the flexibility of our software to work on chip-cards as well as magnetic stripe cards and a host of other customer ID devices favorably aligns Catuity with emerging opportunities.

Catuity is not abandoning the chip-card market. On the contrary – outside of the United States chip-cards have been widely accepted and the market continues to grow. This can be attributed to EMV (Europay-Mastercard-Visa) mandates that call for certain timeframes, the earliest being 2005, for compliance. Although EMV relates specifically to security, loyalty applications are expected to follow and Catuity is working to provide loyalty software to this market.

I remain committed, both personally and as an investor, to the future of Catuity and our management team headed by Michael Howe. Loyalty has become as much a part of the retail marketplace as the credit, debit and gift card programs used by consumers. Catuity has a clearly defined position between the merchant's point of sale and his customers. As always, we remain focused on realizing Catuity's potential for all shareholders.

I would like to thank the board members, the management and staff of Catuity, our customers and business partners, along with all of you, our shareholders. We all play a vital role in helping make Catuity a leader in this market.

Sincerely,

Duncan P.F. Mount
Chairman



CEO Letter

Dear Shareholders,

Catuity made significant progress in 2003. Catuity successfully installed the first chip-card based loyalty software initiative in the United States. Our dedicated product development team met many challenges and deadlines, delivering customer tested software on time and within customer budgets. Their efforts were matched by our sales team's ability to establish long-term relationships with existing and potential customers. As a result, 2003 was the most successful year of the company to date.

By successfully incorporating our technology as part of the Smart Visa Rewards program on thousands of cash registers in Target's chain of stores, Catuity established credibility in the marketplace - we deployed our solution at one of the world's largest and most technologically advanced mass retailers. Equally important was our ability to execute in a still difficult market environment, which saw competitors cease to exist or be absorbed by other entities. We made a critical transition from simply saying what our software could do to actually seeing it work problem-free in the field. It was a significant year for our company.

We were very disappointed when in February, 2004 Target made a decision to discontinue its smart-chip initiative. We do however hope to continue working with Target in the future as Catuity remains one of the few loyalty software companies whose product can deliver loyalty programs to any and all customers, regardless of how they choose to pay at the point of sale.

The Catuity team began broadening our client base in 2003. As a strategy, we have initiated a focus on licensing our system to large channel partners, such as system processors who already service merchants by providing numerous transaction processing services to them. These companies can easily run our system within their data centers. Our software, with its ability to capture and reward customer behavior in real-time during the payment process, can be a valuable product for companies providing transaction support to major retailers.

We have been successfully executing this strategy. We have signed multi-year licensing agreements that are models for our future growth. These include our most recent licensing agreements with Maritz Loyalty Marketing and Certegy, Inc. Maritz, Inc. is one of the world's largest and most trusted loyalty service firms with relationships with hundreds of leading companies. Certegy is a leading payment services company for thousands of retail and financial institutions around the world. Both have very different customer opportunities; yet both share a common belief that Catuity can help make their clients more profitable.

Our sales team, under Doug Kilgour's leadership, continues to identify and provide our software and development services to other channel partners like these. While it is difficult to predict the timing of the revenue streams that these and future licenses will generate to Catuity, we can look forward to an expansion of our customer base and subsequent

"We made a critical transition from simply saying what our software could do to actu



spreading of the revenue among many customers, rather than a few, thus reducing our dependence on just one or two major customers.

Ben Garton, our VP of product development, and his team, continued to successfully manage the deployment and support of an unprecedented number of customizations of the Catuity system for Visa, Target and other clients, while providing technical assistance in the sales process. At the same time, Ben and our product development staff have begun an initiative to improve the technology and architecture of our current platform in order to keep Catuity in the lead among real-time software systems.

Jack Lowry, Catuity's CFO, continues to successfully carry out the functions of financial, legal, contracts, investor contact, employment administration and the increasingly difficult requirements of the U.S. and Australian securities exchanges. His efforts have resulted in significant savings for Catuity as we have reduced dependence on outside services.

I would like to personally thank our employees, the board of directors, our valued partners, clients and business associates, and you, our shareholders, for your continued belief in Catuity. Although there have been challenges – and many remain ahead – there is also a very unique opportunity to grow our business and fulfill the goal of being a recognized leader in loyalty software that provides real-time recognition at the point of sale. This in turn will result in profitability and increased shareholder equity. I remain committed to this goal and believe we are on our way to achieving this in the future.

Sincerely,

Michael V. Howe
President/Chief Executive Officer

ING IT WORK PROBLEM-FREE in the field."



Business Introduction

Catuity Inc. is a leading provider of loyalty program management and e-coupon software to merchants, card issuers and processors. Clients of Catuity use the software to establish and administer a new breed of customer loyalty and e-coupon programs that immediately reward profitable behavior by customers at the point of sale. The patented software can be used to attract and retain customers and to encourage more valuable purchases, thereby resulting in greater revenue for the merchant or card issuer. The Catuity system supports many forms of customer ID, including mag-stripe and chip-cards, RFID tokens, or bar codes.

catuity system

payment processor

merchant devices

- stand alone POS device
- cash register
- browser
- kiosk

customer identification device

- mag stripe card
- RFID
- chip-card
- barcode
- check

catuity system host

cardholder & program data

customer service

- service representative

audit & control

- business analyst

program admin

- marketer

reporting & analysis

pooled points data

demographic data

analytic data

Sales Accomplishments



This past year Catuity successfully added new clients and built on existing customer relationships. The Catuity sales team is encouraged by the ever-increasing interest, both domestically and internationally, in running real-time loyalty systems. The sales efforts continue to be directed at adding more Channel Partners, as well as large retail clients.

Visa USA

Catuity continues to have a strong relationship with Visa USA, a major region within the Visa worldwide organization. During 2001, Catuity signed a significant agreement with Visa to license the software, provide software development and consulting services as Visa continues to lead in the deployment of card loyalty strategies. The system was implemented in 2002 and is now operational and supporting Visa customers.

Target

In 2003, Visa and Catuity launched its smart e-coupon program with U.S. retailer Target. More than 1,200 stores with some nine million Visa co-brand cards currently carry the Catuity software. The national rollout of the smartVisa Rewards project by Target was completed in 2003. Target is re-evaluating its loyalty program as it has decided to stop issuing the smart chip portion of this program.

MasterCard

Catuity can offer technology choices, marketing support and critical flexibility to MasterCard members. Catuity is also a member of the MasterCard Vendor Program (MVP) and the Catuity applet is certified with the Multos platform. The Catuity system was demonstrated in the MasterCard booth at Cartes, an international chip-card conference, in Paris in November 2003.

Certegy, Inc.

Certegy, Inc. signed a multi-year agreement to license and install the Catuity system for its customers. The first Certegy installation of a Catuity host is to be completed in the second quarter of 2004. Certegy provides credit and debit processing, check risk management and check cashing services, merchant processing and e-banking services to more than 6,000 financial institutions, 117,000 retailers and 100 million consumers worldwide. Certegy is based in Georgia and maintains a strong global presence with operations in the U.S., U.K., Ireland, France, Chile, Brazil, Australia and New Zealand.

Maritz Loyalty Marketing

Catuity signed a three-year licensing agreement with Maritz, Inc. in 2003. Maritz will operate Catuity's software through Maritz Loyalty Marketing, a business unit of Maritz, Inc. Maritz Loyalty Marketing is a worldwide leader in providing customer loyalty programs and one-to-one communications for its valued clients such as Citi, Sprint and Bank of America, among others. Maritz is training its sales people and is engaged in discussions with its customers.

KESM Transaction Solutions

KESM is a Toronto-based Catuity Channel Partner that has been instrumental in the growth of the Fore! Honors golf course coalition program. This program is being expanded with plans to be nationwide. The program currently serves golf courses in Detroit, Florida and Las Vegas with more than 50 courses and some 7,500 golfers among the participants. KESM expects that Fore! Honors will add another dozen markets to the program in 2004.

Another KESM client, Pioneer Petroleum, of Canada, has selected the Catuity solution as the core platform for its retail gas and convenience store real-time loyalty initiative, to be piloted in 20% of its locations in early 2004.

In 2003, KESM has also deployed pilots in the shopping center and hotel segments utilizing the Catuity loyalty and gift card solutions.

"Our clients are increasingly seeking ways to reward customers immediately at the time of sale. By partnering with Catuity to provide real-time loyalty rewards, Certegy assists retailers and card issuers to build customer loyalty, which results in more frequent transactions and higher sales."

Larry Towe, *Executive Vice President and Chief Operating Officer, Certegy Inc.*





"Most retailers recognize the value of having a consumer rewards program, yet many stop short of consistently connecting with customers after they have signed on. It is imperative for retailers to engage customers at every point of contact: at the cash register, by telephone, and by e-mail."

Craig Hogan, *Vice President of Marketing and Strategic Planning, Maritz Loyalty Marketing.*

"For the past 3 years Catuity has assisted us in engineering a platform that would integrate smart card loyalty and payments. Throughout this effort Catuity remained flexible in responding to our needs and committed to customer satisfaction."

Patrick Gauthier, *Senior Vice President, New Product Development, Visa USA*

Electronic Merchant Systems

Electronic Merchant Systems (EMS) of Cleveland, Ohio, continues to use the Catuity system to support its gift card activity using mag-stripe cards. The Catuity system is being used to support loyalty for merchants who wish to offer a loyalty and rewards program for their customers. EMS currently performs transaction processing for more than 25,000 small and medium size merchants with 3,500 offering gift and loyalty programs and expects to add at least another 1,000 loyalty merchants to the that total in 2004.

International

In 2003, Catuity began working with both Visa International and MasterCard International to explore opportunities for payment card-based loyalty programs in a number of international regions. The effort globally to move all payment cards to chip-based EMV (Europay, MasterCard, Visa) standards will drastically increase the number of smart payment cards outside of the U.S. market. Though the initial thrust for this EMV standard is to use microchip technology to reduce fraud, many within the payment industry believe that other types of applications need to be part of this initiative, most importantly, loyalty. EMV compliance in the UK must be completed by the end of 2004 and most other regions in the world by the end of 2005. The USA's timeframe is much later in the decade.

In addition to Visa and MasterCard, Catuity has also begun to establish International Channel Partners and re-seller relationships in all the major areas of the world in order to position itself to transact loyalty information at the point of sale for major issuers and retailers worldwide.

Product/Technology Accomplishments



Catuity is recognized as a major facilitator of the growth of the instant loyalty market segment of the CRM industry, and as such, is developing an extensive portfolio of intellectual property for the many innovations initiated. The company has patents issued in the U.S., Australia and New Zealand, with others pending.

The success of Catuity depends primarily on its ability to provide cutting edge technology and software to its clients. This year Catuity's product development efforts achieved significant milestones.

Catuity successfully tested, installed and integrated the Catuity system and the smartVisa system at more than 1,500 retail stores and on more than 40,000 point of sale terminals throughout the U.S. and Canada.

2003 Developments of Catuity's Proprietary System included:

- Designed and developed a demonstration system that can be used remotely by Catuity sales staff and by channel partners
- Developed a new release of its proprietary system incorporating support for real-time accumulation and redemption of pooled points programs at the point of sale
- Developed a new interface component for integration into Verifone's new Sapphire fuel payment system. Sapphire is Verifone's latest flagship fuel and convenience store payment system and the new interface allows Verifone and Catuity to jointly market real time integrated payment to existing and new customers of Verifone
- Commenced development of next generation software that will incorporate a number of new technologies

Developments in the Visa/Target effort included

- Delivered four new upgrades of the smartRewards platform to Visa USA, which were accepted on time and within budget
- Integrated the Visa USA interoperability tool kit for chip-card loyalty on POS terminals
- Integrated and demonstrated Visa International's new standard for value added applications on chip-cards, known as Visa Smart Secure Storage (VS3)


CATUITY
LOYALTY SOFTWARE SPECIALISTS
program manager
issuer related
loyalty program
pass related
cardholder related
issuer
issuer program
card group
merchant program
product program
tickets
memberships
access control
profile admin
inquiry
merchant related
terminal related
reports
cardholder inquiry
merchant inquiry
merchant
merchant group
terminal
terminal group
system
merchant
cardholder
settlement
incentive
pass
loyalty
solutions
CATUITY INC.

"The figure above is an actual screen shot from the main access screen of the Catuity Program Manager Client. From this page, users can access various screens and reports to maintain and analyse the real-time loyalty programs being managed by the system. New programs can be added in minutes and deployed automatically without any further user interaction."

Ben Garton, *Vice President Product Development and Implementation*



FINANCIAL ACCOMPLISHMENT

Catuity increased its revenue 68% over 2002 to approximately $5 million. This increase, coupled with a reduction in overall expenses, allowed Catuity to narrow its loss for the year to $.06 per share as compared to $.34 per share last year.

At December 31, 2003, Catuity's balance sheet had no debt and approximately $5.8 million cash on hand.

The company successfully completed a private placement of more than $4.0 million in 2003.

Catuity was named one of the fastest growing technology companies by Deloitte & Touche.

"We are pleased that we have been able to increase revenues in each of the last three years with no increase in expenses."

Jack Lowry, *CFO*


Amount in Millions of Dollars (U.S. $)
5
4
3
2
1
0
1
2
3
4
5
6
7
1999
2000
2001
2002
2003
7
6
5
4
3
2
1
0
1999
2000
2001
2002
2003
Expenses
Revenues

Corporate Governance


CERTI

As a company listed on both Nasdaq and the Australian Stock Exchange ("ASX"), Catuity must comply with the listing rules of both markets as well as all Securities and Exchange Commission ("SEC") rules. The Company aims to meet the requirements and best practice guidelines issued by the SEC, Nasdaq and ASX. In response to the changing requirements regarding transparency of Corporate Governance policies and procedures in both the United States and Australia, the Company has revised its existing policies, adopted new policies and procedures as needed, and added a Corporate Governance section to its web site during April 2004. Additional information on Catuity's Corporate Governance Policies and Procedures is also provided in the Company's Proxy Statement which is incorporated herein by reference.

Board and Its Committees

The Board of Directors of Catuity consists of four directors, including one executive director. Two directors are resident in the U.S. and two in Australia. The Board is responsible for guiding and monitoring the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. The Directors ordinarily meet on a monthly basis.

In determining the independence of Board members, the Board has adopted the definition of independence as that term is defined in section 10A(m)(3) of the Exchange Act and the Nasdaq Marketplace Rule 4200(a)(15). Based on this definition, the Board has determined that Messrs. Mount, Dawson and Gilman are independent.

The Board has two standing Committees: the Audit Committee and the Compensation Committee. All three independent members of the Board serve on each of these committees, which operate under their respective charters. The Board elected not to establish a Nomination and Governance Committee at this time due to the small size of the Board of Directors of the Company. The Nomination and Governance functions are carried out by the three independent members of the Board as part of their Board responsibilities.

Ethics and Codes of Conduct

To ensure that the highest level of shareholder confidence could be placed on its financial reporting, Catuity adopted a Code of Ethics for senior financial personnel during 2002. The terms of this Code were expanded in April 2004. In addition, the Company expanded and adopted a revised business and employee code of conduct in April 2004.

The Company has also expanded its Insider Trading Policy, which restricts the circumstances under which all directors, officers and employees may trade the company's stock or that of its trading partners.

Disclosure and Communication With Shareholders

Any shareholder wishing to communicate with the Company's Board of Directors should send his/her communication care of the Secretary of the Company to Catuity Inc. 2711 E. Jefferson Avenue, Detroit, Michigan 48207 USA or to Level 4, Ballarat House, 68-72 Wentworth Avenue, Surry Hills NSW 2010 Australia.

Catuity promptly posts all Announcements and Filings lodged with the SEC and ASX and its press releases on its web site. The web site also contains a facility for shareholders to register to receive email notifications of the above announcements and filings.

Corporate Governance Documents

Catuity has adopted the following as part of its overall Corporate Governance program. Each document is available for review on Catuity's website at www.catuity.com.

- Corporate Governance Highlights
- Corporate Governance Policies and Principles
- Board of Directors Charter
- Duties of Chairman of the Board of Directors
- Audit Committee Charter
- Compensation Committee Charter
- Insider Trading Policy
- Senior Financial Personnel Code of Ethics
- Business and Employee Code of Conduct



Financial Review

(Unless otherwise noted, all dollar amounts are in U.S. $)

CATUITY'S BUSINESS



INTRODUCTION

Catuity is a software development company that provides a real-time, multi-program marketing platform for loyalty and incentive programs delivered at the point of sale during the transaction process.

Our software, referred to here as the "Catuity System", delivers purchase information about the consumer to the point of sale at the time of a transaction. This capability is critical to:

- rewarding and encouraging profitable customer behavior
- enhancing the consumer's experience;
- creating habits and changing behavior; and
- the success of customer relationship management (CRM) programs.

The Catuity System empowers businesses to design, deliver and electronically administer consumer incentive and loyalty programs, based on this information. The Catuity System can operate in almost any point of sale (POS) environment – from large-scale multi-lane retail chains, to small convenience stores, to pure e-commerce retailers. The Catuity System addresses the complete marketing lifecycle, irrespective of the sales channel.

Real-time consumer loyalty and incentive programs are increasingly viewed as a key strategic corporate imperative and central to the future success of CRM programs. Data derived from the use of the Catuity System allows for customer profitability analysis and the building of long-term relationships directly between issuers, merchants and product suppliers and their consumers based on purchase behavioral data and value.

Our product adds value to traditional merchant/customer relationships by supporting the following functions:

- Immediate redemption at the point of sale, at the time of the transaction. Many industry participants are able to analyze data but few are able to deliver a reward or incentive at the point of sale at the time of transaction when customers are truly engaged;
- Creating a new range of loyalty and incentive program options including new relationship options to retain more customers, increase customer spend and attract new customers. The Catuity System answers the basic who, what, when and where marketing questions and regardless of what channel or what technology supports the sale, the Catuity System ensures the consumer experience and the message are consistent;
- Seamless migration path from existing technologies (such as mag stripe cards and older POS terminals) to new technologies (such as chip-cards, next generation POS devices and the web) without changing software or loyalty program dynamics. The Catuity System can provide a consistent program implementation across a range of sales channels and a wide range of transaction and consumer devices;
- Utilizing the transaction data generated by the Catuity System in combination with data from the legacy systems to enhance customer relationships and create more meaningful relationship and marketing decisions reducing the operations and fulfilment costs of incentive and loyalty programs while providing timely and meaningful information to deliver a strong return on investment (ROI).

INDUSTRY SUMMARY

The loyalty and incentive industry is an estimated $85 billion industry[1]; However, after decades of growth the traditional loyalty market has reached a "mature" phase – both with consumers and loyalty practitioners (retailers and card issuers).

[1] Source: Kahmann Elements report dated August 2002; Altamont Partners; IDC Consulting Group.

Consumers now participate in a vast array of loyalty programs: grocery, travel, credit card, even casinos. Webflyer reports that there are over 74 million frequent flyer accounts in the US alone. The issue is that there is little to distinguish various loyalty offerings from each other. This represents an excellent opportunity for Catuity. Issuers and retailers are looking to break out of "me too" programs that were once innovative. Leading retailers, are looking to now be first to market with new and leading edge loyalty programs fueled by technology.

Catuity addresses the loyalty industry in the following manner:

- The Catuity System is a fulfillment delivery platform, and optimizes the rewards and fulfillment process – significantly reducing the cost of traditional incentive delivery methods.
- The true value of the Catuity System is realized by those issuers and retailers that are able to optimize their systems to utilize data from the Catuity system in conjunction with the data stored in data warehouses.
- The Catuity System is effectively integrated into the "on-line" e-commerce world.
- The Catuity System supports next generation entry device interaction -- chip-cards, RFID and wireless technologies.
- The Catuity System delivers a rich data stream to the Customer Relation Management / Analytics segment of the market.

Effective CRM utilizes the features offered by the Catuity System. The CRM space is one of the most active with amounts spent on "analytical" CRM growing at almost double the rate of "operational" CRM systems. Driving this growth is the increasing evidence that using customer data to improve the bottom line has a significant ROI. IDC Consulting Group estimated that investment in customer strategy related to CRM resulted in a median ROI of 55%.

These numbers are significant. A CRM system, once fully utilized, requires a way to deliver incentives or rewards in a targeted fashion; therefore growth and optimization of CRM systems and activity will positively impact demand for the Catuity System.

In total, there are approximately 24 million business establishments in the United States. Retailers that Catuity considers part of the targeted market make up an estimated 12.5 million of that number.

Our Markets

Catuity divides the US and Canadian market into three major markets, the Issuer market; the Integrated Retail market and the General Retail market. In addition, in 2003 Catuity embarked on an international strategy encompassing card associations and their issuers as well as Channel Partners to address the international integrated retail market.

North America Issuer Market

Primary customers within the Issuing Market are banks that are issuing Visa branded cards, MasterCard branded cards, Discover and American Express, affinity and co-branded cards. We are approaching this market both through the card associations and directly to the larger card issuing banks.

Some of the larger merchants in the Integrated Retail Market are also large card issuers, particularly of private label or co-branded cards. These merchants are a prime market target for Catuity.

The Issuers see the value of loyalty programs in retention of cardholders, increasing spend, and higher acquisition rates of new cardholders. Loyalty and incentive programs allow card issuers to differentiate their product from other products. Importantly, new Catuity product features will further increase the value of the Catuity system to major issuers. The concept of "spending" issuer-earned points at a merchant that has the Catuity software in store will markedly increase the immediacy, relevance and choice for credit card holders.

The total North American payment card market, excluding gift cards, is estimated to be over 1.4 billion cards in 2003. As the Catuity platform accepts all types of cards, mag stripe, chip-cards (both contact and contactless) and RFID (Radio Frequency Identification Device) – there is considerable opportunity within the Issuer market for the Catuity system to be adopted.

North America Integrated Retail Market

Customers within the Integrated Retail market generally have the size and capability to deploy real-time incentive and reward products such as the Catuity System. Many of these very large retailers have been running antiquated and cumbersome reward programs that require costly, and much delayed, product fulfillment. They also have embraced the notion of the "gift card" over the last 5 years. They are increasingly interested in utilizing a system that can instantly deliver incentives at the point of sale, and tie rewards to their in-store merchandising strategies. They also want to expand traditional gift cards with offers and frequency rewards – well beyond the current functionality of most gift card programs. These customers are:

- Integrated Retailers:
  - Multi Lane retailers - generally supermarkets, and mass merchants. They have multiple checkout lanes at a centralized location.
  - Department Stores - retailers whose environment is characterized by payment location being in an "island" in each department.
  - Convenience store (C-store) / Petroleum chains with large numbers of outlets.
  - Leisure and Entertainment, Restaurants, theatres, entertainment venues.
- Private label merchant issuer - a private label issuer may be a member of any one of the above merchant groups, or they may be a stand-alone entity that has created private label programs for the integrated market.
- Transaction processors and acquires that cater to these merchants.

Integrated Retailers can license the complete Catuity System and operate the system themselves, or utilize the hosting services of a Catuity Channel Partner.

A payment card today is both a payment and a communication/marketing medium. Traditionally the communication has been largely blanket type advertising communication, and the marketing efforts take the form of statement "stuffers" and direct marketing efforts weeks after the original transaction. The Catuity System offers the opportunity to create instant communication as well as marketing incentives and rewards at the time and place of transaction.

Within the Integrated Retail market Catuity approaches prospects based on their size or marketplace significance (called a "tier"- tier one is generally more than 100 locations; tier two is generally 5-100 locations, and tier three, 1-5 locations). Catuity may sell directly to large retailers (i.e. tier one and larger tier two merchants) or assist our Channel Partners as "subject matter experts". Our sales efforts will be focused on those tier one merchants that have a clearly understood need for a system such as Catuity's. We leverage our Channel Partners such as the payment associations, payment acquirers/processors, and merchant services organizations when approaching these opportunities. Our Channel Partners will be used to address the tier one, tier two and tier three opportunities.

The value proposition is crucial to this market. They find value in the Catuity System in the following ways:

- For acquisition, activation, retention and coalition marketing programs.
- Creating a richer communications medium that is innovative and differentiated.
- Reducing the cost of reward fulfillment.
- Making rewards relevant and immediate.
- Automating the current paper coupon process. Today's process for distributing and redeeming coupons is very unfocused from a marketing perspective, and operationally awkward and costly.

General Retail (Small Retail) Market

The small to medium size retailer has neither the size nor resources to customize the Catuity System so they accept the offering of their payment processor or independent sales organizations (ISO's). Catuity's customers are therefore these processors and ISO's who license our software and install systems to re-sell services to the small retailers. These processors and ISO's are Channel Partners of Catuity.

This market is generally characterized by stand-alone, non-integrated POS devices, and a relatively simplistic view towards loyalty. The value of loyalty is perceived as an extension of gift card activity. These merchants expect a very "packaged" product and selling process. While the "mom and pop" nature of this market requires a simplified packaging of basic loyalty programs, it significantly reduces the integration effort, resulting in a quicker sales cycle than the Integrated Retail markets.

International

Catuity's international market focus is on the Issuer and Integrated Retail market. In order to support customers outside North America, Catuity has been developing Channel Partner relationships that will provide in-country or regionally hosted systems and the attendant support network. Both Issuers and Retailers around the world will rely on Catuity Channel Partners to provide system and program administration.

Issuer dynamics in the 3 major regions of the world, outside North America, – the United Kingdom-European Union, Asia-Pacific, and Latin-South America- are much the same as for those in North America, increasing acquisition, retention and balances of their cardholders. The primary difference among the regions is in the global migration to chip-cards to combat payment fraud (discussed in greater detail in the subsequent Customer Relationships section).

Our Product

Catuity provides application software that allows users to establish and self-administer customer loyalty programs, integrated to the payment system. Our software is targeted to a broad range of sellers of goods and services. It is especially useful for merchants who sell both through store locations and over the Internet.

Using our software, a merchant may reward its customers with a variety of valuable benefits that can be tailored to attract new customers, retain existing customers, and encourage increased purchases. Due to the flexibility of our software, reward programs may easily be established, targeted and changed. In addition, a merchant may select from a wide variety of reward options such as value in the form of points or using their own goods and services as a reward option. Our software directly connects the merchant and its customer, through real-time rewards at the point of interaction, so that the customer recognizes the merchant as the provider of the reward. The Catuity System is fully developed, tested, packaged and ready for installation.

Reward Eligibility

Our product enables the delivery of loyalty rewards at the time and point of the transaction. These rewards may be instant or delayed, based on what the retailer or issuer believes is best for its business. Our product permits a merchant, a product supplier or issuer to offer a broad range of reward eligibility, including rewards that are:

- Triggered by reaching pre-set spending levels or performing specified purchase activities based on:
- the value of the activities;
- the frequency of the activities;
- the product or group of products purchased; or
- the timing of the activities.
- triggered by conducting specified activities at one, or a range of, merchants (e.g. cross-sells) or on a particular card or using a particular method of payment;
- Tiered based upon one, or a range of, activities or activity levels;
- Increased or accelerated based on achieving certain activity levels.

Reward Types

The types of rewards that the merchant, product supplier or issuer may choose to offer the customer, include:

- Fixed or percentage discounts on the immediate or a future transaction;
- Points accumulation and redemption in real-time;
- Rewards using goods and services provided by the merchant, by a complementary merchant, by a product supplier or complementary product supplier or the issuer;

- Multiple rewards such as:
  simultaneously offering an immediate incentive for the next purchase and a long term loyalty program reward for repeat purchases;
  simultaneously offering participation in a local retail store incentive program, a national chain loyalty program and a complementary merchant's Internet program; or
  simultaneously offering participation in different programs offered by a merchant, a payment card issuer and a product supplier based on the same activity.

Services

Catuity provides various services to our customers from our offices in Arlington, Virginia. These services are provided as part of a Master Services Agreement and associated Statements of Work and include:

- Installation and configuration of the Catuity system within the customer's IT infrastructure
- Analysis and documentation of customizations
- Assisting with the integration and testing of new releases
- Identification, documentation and resolution of issues within the software
- Managing customization and support projects

We also routinely sign support agreements with our customers to assist with the on-going administration of their loyalty system operations.

Catuity's Intellectual Property

Catuity respects the intellectual property rights of others and we expect others to respect our rights. Patents protect the rights of innovators and allow them to be rewarded for their innovation. Without protection for the reward from innovation, far less research and development would be undertaken.
We file patent applications to protect our innovations and to protect the business from legal action by others. Patents also provide recognition for our innovations and demonstrate our capability and the expertise of our employees. We see patents as part of our marketing strategy as they help convince others that we are indeed specialists in our field.

Catuity believes its patents are of significant value and as part of its agreements with licensees, Catuity grants rights to use the innovations described in its patents.

Catuity has been issued three patents related to the efficient storage and management of multiple applications in offline consumer devices and the systems to manage the applications, customer devices and terminals. This patent "family" has a priority date of 1 April 1998 and includes:

Country	Patent Number
United States	6,449,684
United States	6,532,518
Australia	755,388

Patent applications are pending in several other areas including the European Union, Japan and Brazil.

Catuity has also been issued an Australian patent, 746,867, with a priority date of 22 February 1999, which relates to the use of the Catuity System over the Internet and with traditional point of sale devices. It covers our system for managing and updating data on customer devices that are supported and controlled by a host system integrated to any number of offline and online terminals. The patent covers the operation of interactive programs and transactions that use terminals ranging from POS terminals to the Internet. This patent is pending in the United States and various other countries.

In 2003, Catuity signed a chip-card loyalty patent cross-license agreement facilitated by Visa USA. The agreement gives Catuity the right to use technologies patented by the other signatories to the agreement with Visa members anywhere in the world without the risk of infringement. Catuity has also integrated an "interoperability" toolkit into our standard POS terminal software. The interoperability toolkit ensures chip-cards with loyalty applets from all complying systems will be accepted by all POS devices containing loyalty software from the participating loyalty vendors. Visa's continued support and promotion of the chip-card loyalty cross-license agreement reflects the long term importance that Visa places on value added applications such as loyalty. It is hoped that this initiative will be the first step in standardizing the components and interfaces used in chip-card loyalty to the eventual benefit of all parties.

Catuity continues to file patent applications for innovations within our field of specialization.

Customer Relationships

We continue to have a strong relationship with Visa USA, a major region within the Visa worldwide organization, based on the extensive work we have completed for them over the past three years. The smart Visa Rewards Platform is fully developed and deployed with all functionality required by Visa to operate in a mass scale environment. Visa USA's first merchant customer, Target Corporation, has indicated however, that it will phase out its smart chip technology initiative over the next twelve months. We remain committed to both Target Corporation and Visa USA in supporting this system in the short-term and are hopeful that Catuity will continue to provide loyalty software services to these two customers in the future. (Also see Item 7 Management's Discussion and Analysis).

Our relationships with Visa and Target have brought significant value to the Company. Catuity's license agreement with Visa provides a cross-license for us to use in our base product many of the features developed specifically for Visa and Target. This is significant because Catuity believes it has the leading real-time loyalty software system in the industry. In addition to our own expertise, the valuable experience and input from two of the industry's leaders – Visa USA and Target Corporation – assures future Catuity customers that the system is robust and can work on a large scale basis in the marketplace. There are few, if any, competitors who can make the same claim.

A significant aspect of the development of the system for the Visa/Target launch was the creation by Visa USA of a software support group, consisting of representatives from three of the entities involved in the Visa smart Rewards Program. In addition, Visa USA has contracted with Catuity for other support activities not directly related to the smart Rewards. Catuity is currently working to transition from project related work to more long term development and support for generic tools and infrastructure.

Catuity also has a partner relationship with Visa International and MasterCard International to explore opportunities for payment card based loyalty programs in a number of international regions. Catuity has successfully integrated its system with the new VS3 Visa applet intended to be used internationally for value added applications on Visa chip payment cards. This system was demonstrated and deployed in a "closed–loop" pilot system at Visa International headquarters in mid 2003. Catuity continues to engage in discussions with MasterCard International and its worldwide financial members. Catuity now offers technology choices, marketing support and critical flexibility to MasterCard members. Catuity is a member of the MasterCard Vendor Program ("MVP") and the Catuity system supports the Multos platform. MasterCard in conjunction with Oberthur has successfully integrated the Catuity system into their standard value added micro chip application ("MODS") and demonstrated Catuity's loyalty software at Cartes 2003 in Paris, France.

Both of these efforts coincide with the global effort to move all payment cards to chip-based EMV (Europay, MasterCard, Visa) standards and will drastically increase the number of smart payment cards outside of the U.S. market. Though the initial thrust for the EMV standard is to use chip technology to reduce fraud, many within the payment industry feel that other types of applications need to be part of this initiative, and most importantly loyalty is being given a high priority. Depending on the business case and customer infrastructure, loyalty programs can be accessed using either the credit card's chip or the magnetic stripe. EMV compliance in the UK must be complete by the end of 2004 and most other regions in the world by the end of 2005 (though the US is looking at a timeframe much later in the decade). Our discussions with Visa and MasterCard and their member financial institutions around the world are on-going.

In February 2004, Certegy, Inc., signed a Master License Agreement and Master Services Agreement to install the Catuity system. Certegy provides credit and debit processing, check risk management and check cashing services, merchant processing and e-banking services to more than 6,000 financial institutions,

117,000 retailers and 100 million consumers worldwide. Certegy will operate Catuity's software for credit card issuers and card associations to run in various international regions. Headquartered in Alpharetta, Georgia, Certegy maintains a strong global presence with operations in the United States, United Kingdom, Ireland, France, Chile, Brazil, Australia and New Zealand. As a leading payment services provider, Certegy offers a comprehensive range of transaction processing services, check risk management solutions and integrated customer support programs that facilitate the exchange of business and consumer payments. Certegy generated more than $1 billion in revenue in 2003. The first Certegy installation of a Catuity host is expected to be completed in the first quarter of 2004.

Catuity has also developed a new interface component for integration into Verifone's new sapphire fuel payment system. Sapphire is Verifone's latest flagship fuel and convenience store payment system and the new interface allows Verifone and Catuity to jointly market real-time integrated payment to existing and new customers of Verifone.

Catuity's channel partner, Electronic Merchant Systems ("EMS"), of Cleveland Ohio continues to use the Catuity System to support gift card activity on mag-stripe cards. Increasingly the Catuity System is being used to support loyalty, as the merchant base grows to include larger more sophisticated merchants. EMS currently has over 3,500 small and medium sized merchants processing gift and loyalty transactions via the Catuity System.

In 2003, Catuity signed a three-year licensing agreement with Maritz, Inc., who will operate the Catuity software through Maritz Loyalty Marketing, a business unit. Maritz Loyalty Marketing is a worldwide leader in providing customer loyalty programs and one-to-one communications for its valued clients, some of which include CitiCorp, Sprint and Bank of America.

KESM Transaction Solutions, a Toronto-based Catuity Channel Partner has been instrumental in the growth of the Fore! Honors golf course coalition program into a national entity. In 2003 Fore! Honors added Las Vegas, Nevada, and Jacksonville, Florida, to its list of markets served and expects to add another dozen in 2004. KESM client, Pioneer Petroleum, has selected the Catuity solution as the core platform for its real-time loyalty initiative which will be piloted in 20% of its gasoline and convenience store locations in early 2004.

Revenue and Assets by Geographic Location

During the years ended December 31, 2003 and 2002, 100% of our revenues were derived in the United States. During the year ended December 31, 2001, 96% of our revenues were derived in the United States, while the remaining revenue related to the Company's Australian operations.

The Company's assets are located at its headquarters in Detroit, Michigan, its product development facility in Sydney, Australia, and at its service and demonstration office in Arlington, Virginia.

Catuity ("CTTY") was listed on the Nasdaq Small Cap Market beginning December 1, 2000. Chip Application Technologies (then named Card Technologies Australia) was listed on the Australian Stock Exchange ("ASX") under the trading symbol "CAT" from July 11, 1997 to November 22, 1999. On November 23, 1999, upon Catuity's acquisition of Chip Application Technologies, we replaced Chip Application Technologies as the listed entity on the ASX under the same trading symbol. We continue to be traded on the ASX.

Our high and low sales prices on the ASX and NASDAQ for each quarter within the last two fiscal years are shown below, both in Australian dollars and in U.S. dollars.



Market for Catuity's Shares & Supplemental Shareholder Information

Quarterly Prices per Share

Period	High (Australian $)	Low (Australian $)	High (United States $)	Low (United States $)
2003				
First Quarter	$ 4.00	$ 3.05	$ 2.40	$ 1.75
Second Quarter	$ 3.55	$ 2.15	$ 2.30	$ 1.40
Third Quarter	$ 5.90	$ 2.15	$ 3.50	$ 1.34
Fourth Quarter	$ 2.80	$ 2.03	$ 1.97	$ 1.55
2002				
First Quarter	$ 5.20	$ 3.35	$ 2.65	$ 1.91
Second Quarter	$ 6.49	$ 3.25	$ 3.70	$ 1.76
Third Quarter	$ 5.20	$ 3.65	$ 2.89	$ 2.18
Fourth Quarter	$ 4.06	$ 3.48	$ 2.30	$ 1.90

As of February 29, 2004 there were approximately 3,158 shareholders of record of our common stock on the Australian Registry as reported to us by Computershare Investor Services, our transfer agent. Information on the number of US Shareholders is not available. To date, we have not paid any dividends on our common stock.

The following information is provided in accordance with Australian Stock Exchange (ASX) listing requirements.

Stockholder Information

The voting rights attaching to the shares of common stock are set out in Article I Section 6 of the Company's Bylaws:

Subject to these Bylaws and to any rights or restrictions attaching to any class of shares of common stock:

(a) each stockholder is entitled to record a vote;

(b) subject to Article I, Section 6, on a show of hands or a Poll, each stockholder has one vote for each share of stock having voting rights;

(c) the vote of each stockholder is recorded:

a. in person or by proxy for certificated holders; or

b. by completing a CDI Voting Instruction Form for Australian holders of Chess Depository Interests.

Securities Issued

As of February 29, 2004 the Company had issued the following securities:

Shares of Common Stock:	11,661,417
Options/Warrants as listed below	1,156,822

Distribution of Stockholders[1] (as of February 29, 2004)

Category	Number of Stockholders	Number of Optionholders
1-1000	2191	2
1,001 - 5,000	733	7
5,001 - 10,000	115	8
10,000 - 100,000	110	21
100,001 and over	9	3
Holders of less than a marketable parcel	839	--

[1]Does not include US Stockholders.

I. Stock Options/Warrants Listed by Expiration Date (as of February 29, 2004)

Option/Warrant Expiration Date	Number of Options/ Warrants	Exercise Price	(USD)-U.S. dollar (AUD)-Australian dollar
03/31/2004	1,000	19.25	AUD
04/30/2004	25,000	4.00	USD
06/24/2004	50,000	16.00	AUD
06/30/2004	20,000	9.50	AUD
09/30/2004	4,000	9.50	AUD
10/31/2004	181,222	4.20	AUD
06/30/2005	19,750	3.40	USD
06/30/2005	60,200	5.67	AUD
12/31/2005	100,000	2.64	USD
06/30/2006	46,800	8.06	AUD
06/30/2006	3,000	4.11	USD
06/30/2006	26,250	1.54	USD
06/30/2006	73,600	2.37	AUD
12/12/2006	1,000	2.30	USD
03/04/2007	5,000	2.15	USD
10/01/2008	30,000	15.86	AUD
12/31/2008	240,000	9.50	USD
12/31/2008	100,000	7.68	USD
12/31/2008	25,000	3.94	USD
06/01/2009	100,000	7.75	AUD
09/28/2009	10,000	5.70	AUD
09/28/2009	5,000	3.00	USD
09/30/2010	5,000	2.24	USD
09/30/2010	10,000	3.66	AUD
09/30/2011	5,000	1.85	USD
09/30/2011	10,000	2.80	AUD
Total	**1,156,822**		

Note: (1) All options are unlisted and are not quoted on either Nasdaq or ASX.
(2) As of February 29, 2004 there were 41 optionholders of record.

II. 20 Largest Shareholders (as of February 29, 2004)

Name	Number of Shares	% of Issued Capital
Acorn Capital Limited	1,747,717	15.00
Permanent Trustee Australia (Hunter Hall)	1,131,300	9.70
National Nominees Limited	835,173	7.16
Boom Australia Pty Limited[1]	504,000	4.32
D. L. Mac Smith	232,647	2.00
A.S. Dawson	225,000	1.93
D. Mount	196,000	1.68
Visa U.S.A.	141,719	1.22
L.D. O'Connor	106,534	0.91
Arenya Investments	100,000	0.86
Merrill Lynch (Aus) Nominees P/L	73,023	0.63
Fairlawn Investments Pty	71,000	0.61
Bellway International Limited	68,150	0.58
Citicorp Nominees Pty Limited	62,993	0.54
Pisani Investments Pty Ltd.	58,000	0.50
C.J. Mc Courtie	53,065	0.46
J.H. Marshall	50,926	0.44
Invia Custodian Pty	48,029	0.41
Munbilla Investments Ltd.	43,250	0.37
H. Grennell	42,583	0.37
Sorcerer Pty Ltd.	40,986	0.35
Total Shares of Common Stock	5,832,095	50.03
Total Shares held by the above shareholders as of Feb. 28, 2003	**3,315,611**	**38.85**

The above shareholder information is based on the Australian share register and where known, includes additional shares held in the United States market.

[1]Mr. D. Mount has indirect interest in shares held by Boom Australia Pty Limited, the trustee of the Mount family trust, of which Mr. D. Mount is a director.

III. 20 Largest Option/Warrant-Holders (as of February 29, 2004)

Name	Number of Options/ Warrants	% of Options/Warrants Issued
M. Howe	319,000	27.58
D. MacSmith	150,000	12.97
J. Lowry	125,000	10.81
Hunter Hall	89,000	7.69
Acorn Capital	62,222	5.38
Boom Australia Pty Limited[1]	30,000	2.59
B. Garton	30,000	2.59
Greenstone Partners	25,000	2.16
S. Dawson	25,000	2.16
D. Mount	25,000	2.16
A. Gilman	25,000	2.16
J. & P.A. Gordon	20,500	1.77
D. Kilgour	16,000	1.38
J. Chappell	13,000	1.12
J. Otaegui	13,000	1.12
R. Banting	12,550	1.09
A. Bridie	11,850	1.03
L. Schweichler	11,550	1.00
T. Szyszko	11,500	0.99
L. Kosecki	11,300	0.98
Total Options	**1,026,472**	**88.73**

[1]Mr. D. Mount has indirect interest in warrants held by Boom Australia Pty Limited, the trustee of the Mount family trust, of which Mr. D. Mount is a director.

IV. Substantial Shareholders (as of February 29, 2004)

As of February 29, 2004 the following individuals were recorded as substantial shareholders in the Company's Register of Substantial Shareholders:

Substantial Shareholder	Number of Shares	Number of Options/Warrants
Acorn Capital Limited	1,747,717	62,222
Hunter Hall Investment Management Limited	1,130,300	89,000
Duncan P.F. Mount[1]	700,000	55,000

[1]The Holdings of Mr. D. Mount in Boom Australia Pty Limited, the trustee of the Mount family trust, have been combined for the purposes of showing substantial shareholders of Catuity as of February 9, 2004.



SELECTED FINANCIAL DATA

(for years ended December 31, in thousands, in U.S. $ except per share data)

Income Statement Data:	2003	2002	2001	2000	1999
Net Revenues	$4,982	$2,972	$1,616	$751	$638
Operating Loss[1]	(678)	(2,829)	(4,119)	(3,883)	(6,170)
Net Loss	(595)	(2,769)	(3,875)	(3,811)	(6,211)
Net Loss per share-basic & diluted	($0.06)	($0.34)	($0.49)	($0.54)	($1.05)

Balance Sheet Data:	2003	2002	2001	2000	1999
Total Assets	$6,773[2]	$4,592[3]	$5,870	$9,500[4]	$6,189[5]
Long-Term Debt	--	--	--	--	854

[1]Includes variable stock compensation of ($41,996) in 2003, ($53,363) in 2002, ($973,350) in 2001, ($716,192) in 2000 and $2,475,175 in 1999

[2]Includes private placements totaling 3,090,000 shares of common stock which raised $4,085,430 in net cash proceeds.

[3]Includes a private placement of 453,666 shares of common stock which raised $925,000 in net cash proceeds.

[4]Includes a private placement of 710,000 shares of common stock which raised $6,245,000 in net cash proceeds.

[5]Includes the issuance of shares of common stock which raised $9,521,278 in net cash proceeds.



(Unless otherwise noted, all dollar amounts are in U.S. $)

The following is a summary of the consolidated operating results of Catuity Inc. and contains forward looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward looking statements. Refer to the section entitled Forward Looking Statements at the beginning of this report for a discussion of the risks and uncertainties associated with forward looking statements.

Results of Operations

Overview of Significant Activities

Catuity designs, develops, licenses and supports loyalty software that enables its customers - retailers, transaction processors, product suppliers and card issuing banks - to establish and administer a broad range of incentive and loyalty programs that are completely customizable to meet their unique needs. Our system functions in both in-store as well as internet (e-commerce) environments and works with all methods of consumer payment - existing magnetic stripe credit or debit cards, chip-cards, RFID, gift cards, or cash.

Catuity Operations

Overall, our 2003 revenue grew by approximately $2 million, or 68% over 2002 to approximately $5 million. 2003 was the first year we earned a significant percentage of our total revenue from license fees. A total of approximately $1.75 million, or 35% of 2003 revenue came from license fees compared to $46,000 in 2002. License revenue in 2003 was primarily from our software installations at Visa USA and Target Corporation. As a result of the growth in our revenue and our on-going cost control efforts, the Company's loss in 2003 was reduced to approximately $600,000 from a loss of approximately $2.8 million in 2002.

Our ability to record license revenue is highly dependent on the timing with which our customers begin using our loyalty software in a production mode and follows what may be a lengthy period of time that customers require in order to be ready for such use. The speed with which our customers progress with their plans, how broadly they launch their loyalty initiatives, and how successful they are with their loyalty programs can all have a significant impact on our license revenue in any particular year. As a result, license revenue in 2003 cannot be considered an indicator of future years' license revenue levels or trends. We anticipate that license revenue in the first six months of 2004 will be less than in 2003 based on our understanding of our customers' current plans. In 2003 we recorded approximately $1,650,000 of license revenue related to the use of our software by Visa USA and Target Corporation. In February 2004, Target Corporation advised us that they intend to phase out the use of smart chip technology over the next twelve months. As a result, we do not expect to record additional license revenue from the smart Visa Rewards platform in 2004 and beyond.

In 2003, approximately $3.1 million, or 62%, of our total revenue was for software development and support services for Visa and Target. In 2004, due to the phasing out of smart chip technology by Target, we anticipate that software development and support services related to the smart Visa Rewards platform for these two customers will be approximately $550,000. This is approximately $1 million less than we had anticipated in 2004. We have established very good working relationships with both Visa and Target over the past three years. We hope to continue to work with both Target and Visa as they each develop their future plans for the use of loyalty software. We are currently examining strategies we can execute to minimize the impact of the 2004 revenue decline on our bottom line.

In May 2003, the Company and Mr. David MacSmith, its Australian based Executive Chairman, agreed not to renew Mr. MacSmith's employment services agreement when it expired in June 2003. All of Catuity's operations, other than product development, had successfully been transitioned to the U.S. in prior years and were being managed out of the U.S. As a result, the need for a full-time Executive Chairman based in Australia had been substantially reduced over time. Following Mr. MacSmith's resignation, Mr. Duncan P.F. Mount was elected as the Company's non-executive Chairman of the Board.

Total expenses decreased by approximately $140,000 or 2%, in 2003 compared to 2002. The reductions were primarily related to reductions in salary and related costs, travel, and outside professional services in 2003 and are further described below. The costs related to the Company's severance arrangements with Mr. MacSmith were expensed in 2003.

In the fourth quarter of 2003, we began developing the next generation of our loyalty software product. This effort is expected to continue into mid 2004 and involves converting the host portion of our software to Java 2 Enterprise Edition (J2EE). Once completed our software will be able to work on various hardware, operating systems and database platforms making it more appealing to prospective customers and easier to customize and maintain.

Patents

In December 2002, we received the Notice of Allowance for our second U.S. patent. It was formally issued in March 2003 bringing the Company's total number of issued patents to 5 (2 in the U.S., 2 in Australia and 1 in New Zealand). In addition, we have patents pending in the U.S., Canada, Brazil, European Union & Japan. The patent issued in the U.S. in 2003 is particularly important because of its scope involving our unique methods of data storage on chip-cards. We believe our patents help us meet our strategy of protecting our intellectual property, protecting our customers' interests, and staying on the cutting edge of technology in our markets.

Fiscal Year Ended 2003 Compared to 2002

In 2003, gross revenues were $4,982,000. These revenues were derived from $2,323,000 in software development (an increase of $656,000 or 39% over 2002), $1,757,000 in customer license fees (an increase of $1,711,000 over 2002) and $902,000 in services relating to implementation, training and support activities (a decrease of $357,000 or 28% over 2002). The increase in software development revenue in 2003 was primarily due to the delivery of several major releases of the Smart Visa Rewards program. License revenue increased significantly in 2003 as a result of the production use of our software at Visa and Target. The decrease in service revenue in 2003 compared to 2002 was primarily due to a large service project in 2002, for which we utilized outside resources.

Direct cost of software development revenue primarily consists of salaries, employee benefits, related expenses and office overhead for the portion of time spent by our technical staff located in Sydney, Australia, and our project managers and business analysts located in Arlington, Virginia, who also work on software development activities. Direct cost of software development increased $361,000 or 37%, to $1,342,000 for the year ended December 31, 2003 from $981,000 for the year ended December 31, 2002. Expenses incurred in Australia increased in U.S. dollar terms in 2003 due to a 20% increase in the average exchange rate for the Australian dollar compared to the U.S. dollar. 2003 expenses were also higher because more time was spent on customer related development projects in 2003 compared to 2002. The increase in direct cost of software development corresponded with the increase in software development revenue.

Direct cost of service revenue primarily consists of salaries, employee benefits, related expenses and office overhead for the customer implementation and support staff in Arlington, Virginia, for the portion of their time spent on service related activities. Direct cost of service revenue decreased $424,000, or 38%, to $681,000 for the year ended December 31, 2003 from $1,105,000 for the year ended December 31, 2002. The decrease principally resulted from the Arlington service staff's increased focus on development and sales & marketing activities versus service related activities. The decrease in direct cost of service corresponded with the decrease in service revenue. 2003 expenses also reflected a decrease due to the elimination of the use of outside contractors, and lower costs associated with project related staff transfers from Australia.

Research and Development expenses consist primarily of salaries, employee benefits and overhead cost, incurred primarily by the technical staff in Sydney Australia, for the portion of their time spent on research and development activities. Research and development expenses decreased $123,000, or 23%, to $416,000 for the year ended December 31, 2003 from $539,000 for the year ended December 31, 2002. The decrease principally resulted from increased efforts related to billable customer development projects versus internal research and development activities.

Sales and marketing expenses consist primarily of salaries, employee benefits, travel, marketing, public relations and related overhead costs of the sales and marketing department. Sales and marketing expenses decreased $467,000, or 27%, to $1,291,000 for the year ended December 31, 2003 from $1,758,000 for the year ended December 31, 2002. The decrease was primarily related to reductions in staff size, lower professional services costs, and a decrease in travel.

General and administrative expenses consist primarily of salaries, employee benefits, related overhead costs and professional service fees. General and administrative expenses increased $502,000, or 34%, to $1,972,000 for the year ended December 31, 2003 from $1,470,000 for the year ended December 31, 2002. On-going general & administrative expenses were consistent between 2002 and 2003. The unfavorable expense variance in 2003 compared to 2002 was primarily the result of two non-recurring credits in 2002 versus a non-recurring expense that occurred in 2003. In 2002 the reversal of accrued legal fees related to a legal settlement at costs less than anticipated and a reduction to the provision for doubtful accounts receivable resulted in non-recurring expense credits of approximately $250,000. The 2002 credits, combined with a 2003 accrual for severance pay for the Company's former Chairman, per contractual obligations, accounted for the expense increase in 2003.

General and administrative - variable stock compensation expense/(credits) are due to the Company's 1995 non-recourse loans to the Company's former Chairman to acquire stock and are of a non-cash expense/(credit) in nature. In 2003, a credit of $42,000 was recorded compared to a credit of $53,000 for the year ended December 31, 2002. The Company's variable stock compensation expense/(credits) are solely attributable to movements in the Company's stock price from period to period.

Other income increased in 2003 to $83,000 compared to $60,000 in 2002. Interest income earned in Australia was positively impacted in 2003 by a 20% increase in the average exchange rate for the Australian dollar compared to the U.S. dollar. The Company maintained a higher cash balance in Australia in 2003 compared to 2002.

Fiscal Year Ended 2002 Compared to 2001

In 2002, gross revenues were $2,972,000. These revenues were derived from $1,667,000 in software development (an increase of $253,000 or 18% over 2001), $1,259,000 in services relating to implementation, training, support and consulting activities (an increase of $666,000 or 112% over 2001) and $46,000 in customer license fees (an increase of $33,000 over 2001). Software development work completed in 2002 and 2001 was primarily for the Smart Visa Rewards program. In 2002, service revenue was primarily related to support for Visa and Target Corporation. In 2001 service revenue related primarily to support for Visa, Target and two other customers.

A non-cash sales discount of $404,000 was recorded in 2001 related to the issuance of shares of the Company's common stock to Visa USA, a customer. No such transaction occurred in 2002.

Direct cost of software development revenue primarily consists of salaries and all related expenses for our technical staff located in Sydney Australia and project managers in Arlington Virginia. Direct cost of software development increased $368,000 or 60%, to $981,000 for the year ended December 31, 2002 from $613,000 for the year ended December 31, 2001. Expenses were negatively impacted in 2002 by a 5% increase in the average exchange rate for the Australian dollar compared to the U.S. dollar. 2002 expenses also reflected an increase due to staff bonuses earned for early delivery of development work for Visa USA. The bonus expense was paid by Visa USA and included in the Company's software development revenue.

Direct cost of service revenue which is primarily incurred by our customer implementation and support staff in Arlington Virginia, increased $289,000, or 35%, to $1,105,000 for the year ended December 31, 2002 from $816,000 for the year ended December 31, 2001. The increase principally resulted from an increase in staff and contract labor in response to increased billable customer service and support activities.

Research and Development expenses, which are incurred primarily by our technical staff in Sydney Australia, increased $67,000, or 14%, to $539,000 for the year ended December 31, 2002 from $473,000 for the year ended December 31, 2001. The increase principally resulted from early research and development efforts related to data analytics.

Sales and marketing expenses decreased $361,000, or 17%, to $1,758,000 for the year ended December 31, 2002 from $2,119,000 for the year ended December 31, 2001. The decrease was due to lower professional services costs, a reduction in travel and marketing related costs, the elimination of outside labor costs related to non-billable pre-sales efforts, and the elimination of sales and marketing efforts in Australia.

General and administrative expenses decreased $1,218,000, or 45%, to $1,470,000 for the year ended December 31, 2002 from $2,688,000 for the year ended December 31, 2001. During 2001 the Company accrued for estimated legal expenses related to the WRT lawsuit. The settlement in 2002 resulted in lower costs than had been previously estimated and, as a result, the Company reversed approximately $200,000 of expense. In addition, based on better collections on accounts receivable than previously estimated, the Company reversed approximately $60,000 of its accounts receivable reserve in 2002.

General and administrative - variable stock compensation expense/(credits) are due to the Company's 1995 and 1996 non-recourse loans to a director to acquire stock and are a non-cash expense. In 2002, credits of $53,000 were recorded compared to a credit of $973,000 for the year ended December 31, 2001. The decrease in the credit is attributable to the relative stability in our stock price during 2002.

Other income decreased in 2002 to $60,000 compared to $244,000 in 2001. The decrease was due to a lower average cash balance maintained by the Company in 2002 compared to 2001 and lower interest rates on the invested cash.

Liquidity and Capital Resources

Capital Raised in 2003

In March 2003, following shareholder approval at a special meeting of shareholders, we received approximately $190,000 from the purchase of 90,000 shares of Catuity stock by Boom Australia Pty. Ltd., the family trust of Mr. Duncan P.F. Mount, a non-executive director of Catuity. The purchase was part of the private placement the Company completed in November 2002 to two other accredited investors. At the same special shareholder meeting, shareholders also approved the establishment of our Executive Director Stock Purchase Plan under which the Company's Executive Directors may elect to use payroll deferrals to purchase Catuity stock at fair market value (the closing price) on the last day of trading each month.

During 2003, the Company's Executive Directors elected to have ten percent (10%) of salary deducted for the purpose of routinely purchasing shares in the Company at the end of each month. In addition, the Company's Officers also elected to have ten percent of their salary deducted to purchase shares at fair market value (the closing price) on the last trading day of each month under the Company's Executive Stock Purchase Plan. These two plans provide a way of increasing our executive director and officer holdings in the Company and further aligning their interests with those of our shareholders. The plans do not provide any discount to our share price in the open market. Rather, they allow the executive directors and officers to increase their Catuity holdings via a routine month-end purchase of shares from the cash compensation that each participant defers on a pre-determined basis during each month. The participants did not receive any increase in compensation to participate in the plans. By mid November 2003, all shares available in the Executive Stock Purchase Plan had been purchased and the plan, in accordance with the plan document, was terminated. Both of the Company's executive directors and all four of its officers participated in the plans beginning on September 1, 2002 and during 2003. As of December 31, 2003, the Company had received approximately $90,000 from their participation in the plans.

In July 2003, we concluded a private placement of 3,000,000 shares of the Company's common stock in Australia to seven accredited investors at a price of $2.00 AUD per share ($1.30 USD based on the foreign exchange rate in effect on the date of the transaction). The price represented an 11% discount to the shares' fair market value on the Australian Stock Exchange (ASX) on the transaction date. The shares were issued in two tranches – the first on July 25, 2003 for 625,000 shares (the maximum permitted under ASX listing rules prior to receiving shareholder approval) and the second for 2,375,000 shares on September 22, 2003 following shareholder approval at a special meeting of shareholders on September 19, 2003. A placement fee of 3% of the purchase price was paid to the Placement Agent for both tranches. The second tranche of shares included 196,000 shares sold to Mr. Duncan P.F. Mount, Chairman of the Company. The net proceeds from all of the placement shares totaled approximately $3.9 million and were added to our general working funds to be used for general operating purposes. The shares were sold without registration under US securities laws pursuant to an exemption from such registration.

Sources and Uses of Cash

As a result of the equity raised in 2003, we began 2004 with a cash balance of approximately $5,770,000 and a current ratio (current assets divided by current liabilities) of over 8 to 1. We have no debt and 2004 expenses in total are expected to be below the $5,660,000 required in 2003. In 2003, we used approximately $2,138,000 of cash from operating activities. The principal difference in cash used, compared to the approximate $600,000 loss from operations, is from the recording of approximately $1,700,000 of license revenue in 2003 that had been paid by customers prior to 2003. The timing of our license revenue recognition in 2003 was in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and is the primary reason cash flow varied significantly from our loss for the year.

Cash used in investing activities in 2003 totaled $287,000, which is a $177,000 increase from the investment of $110,000 in 2002. Most of the increase in 2003 related to an increase in the exchange rate between the Australian and U.S. dollar from December 31, 2002 to December 31, 2003. Over half of the Company's long-lived assets are in Australia. Excluding the foreign currency effect, purchases increased approximately $13,000 in 2003 compared to 2002. Purchases in 2003 included the purchase of software licenses to facilitate automated testing of our system, updating of older computer equipment for developers in Australia, and the purchase of various computer software development licenses in the U.S.

The Company, throughout its history, has been a net user of cash and we anticipate that we will experience negative cash flow in 2004 as well. The Company believes that its existing capital resources, combined with collected revenues, are adequate to meet its cash requirements for the next twelve months. We do not have any contractual obligations that require the use of cash and no other material cash requirements other than operating expenses. The Company may need to raise equity capital again in 2004 in order to maintain cash reserves and equity reserves in accordance with Nasdaq listing requirements.

As of December 31, 2003, the Company had net operating tax loss carry-forwards of $15,800,000 expiring in various amounts in 2020 and 2021 in the United States and $16,500,000 of net operating tax loss carry-forwards in Australia. Utilization of the net operating loss carry-forwards in Australia are subject to either the continuity of ownership test or the continuation of same business test at the time the losses are utilized in accordance with Subdivision 165 and Subdivision 166 of the Australian Income Tax Assessment Act of 1997. Utilization of the net operating loss carry-forwards in the United States are subject to limits due to continuity of ownership tests under Section 382 if the Internal Revenue Service Code.

Critical Accounting Policies and Assumptions

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application is generally accepted, we select the principle or method that is appropriate in our specific circumstances (see Note 2 of Notes to Consolidated Financial Statements). Application of these accounting principles requires us to make estimates about the future resolution of existing circumstances. As a result, actual results could differ from these estimates. In preparing these financial statements, we have made our best estimates and judgments of the amounts and disclosures included in the consolidated financial statements, giving due regard to materiality.

Accounts Receivable

The Company records an allowance against gross accounts receivable to provide for doubtful accounts. The allowance is estimated based on the age of the receivable, specific circumstances surrounding the collection of an invoice, and historical data on allowances as a percentage of aged accounts receivable balances. Actual collection on accounts may differ from the allowance the Company has estimated.

Revenue Recognition

As discussed in Note 2 to our Consolidated Financial Statements, the Company has three distinct revenue streams: license revenue, software development revenue, and service revenue.

By the end of the second quarter of 2003, the Company had recognized approximately 94% of the $1.75 million in license revenue that was recorded in 2003. License revenue is recognized in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, which provides for recognition of revenue when persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, no essential undelivered elements remain on the Company's part that are essential to the functionality of the delivered software, the fee is fixed and determinable, and collection has either occurred or is probable. Billings in excess of revenue are recorded as deferred revenue until revenue recognition criteria are met. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of each element. Revenue recognized from multiple-element arrangements is allocated to undelivered elements of the arrangement, such as maintenance, based on the relative fair value of each element. The Company's determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management for an element not yet sold separately. The Company has established VSOE for maintenance services. The Company generally does not provide for a right of return in its license contracts.

Software development revenue includes integration, customization and development fees of both the customer's hardware and software and the Company's software. Software development revenue is generally billed on a fixed price basis. The Company recognizes revenue on fixed price contracts on the proportional performance method in accordance with SAB 101, Revenue Recognition in Financial Statements, and SAB 104, Revenue Recognition, based on hours incurred as a proportion of estimated total hours of the respective project. The cumulative impact of any revisions in estimated total revenues and direct contract costs are recognized in the period in which they become known. Revenue in excess of billings is recognized as unbilled receivables and is included in work in process in the consolidated balance sheet. Billings in excess of revenue are recorded as deferred revenue until revenue recognition criteria are met.

Service revenue includes training, consulting, installation support, post-installation support and maintenance fees. Training, consulting, installation support and post-installation support are generally billed on a time and material basis and revenue is recognized as the service is provided. Maintenance revenues are recognized ratably over the maintenance term.

The Company does not generally provide for a right of return in its customer contracts.

Deferred Tax Assets

The Company records a full valuation allowance against net deferred tax assets. Based on historical operating losses, it is difficult to determine the amount or timing of future earnings, therefore, there is currently no tax benefit recorded by the Company.

Accounting for Equity Instruments

The Company accounts for stock-based awards issued to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25").

For all fixed stock-based awards issued to employees, we record an expense based on the intrinsic value, if any, of the awards and amortize the expense over the vesting period. For variable awards issued to employees, we record an expense based on the intrinsic value at each balance sheet date until the contingency is resolved and number or price is known. Had the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation," the expense recorded per period could materially differ from amounts recorded under the intrinsic value method. For awards issued to third parties, we record an expense based on the fair value of the award at each balance sheet date using the Black-Scholes valuation model and amortize the expense over the vesting period.

For issuances of stock to third parties for services, we record an expense at the date of issuance based on the number of shares issued multiplied by the closing stock price of the date of issuance. For stock issued to customers, we record a sales discount in a similar manner.

For the non-recourse loans previously issued to a director to purchase stock, we record an expense based on the number of loan shares outstanding multiplied by the closing stock price on the date of the loan. At each balance sheet date, we adjust the cumulative expense recorded to equal the number of non-recourse loan shares outstanding multiplied by the closing stock price at each balance sheet date. Any increase or decrease in the cumulative expense is recorded in the statement of operations.

Legal Proceedings

Catuity was not a party in any legal proceedings during calendar year 2003 or as of December 31, 2003

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to foreign currency exchange rate risk inherent in our expenses, assets and liabilities denominated in the Australian dollar. To date, we have not utilized any foreign currency hedging or other derivative instruments to reduce exchange rate risk. We do not expect to employ these or other strategies to hedge the risk in the foreseeable future.

As of December 31, 2003, and 2002 the Company's net current assets (defined as current assets less current liabilities) subject to foreign currency risk are $1,940,000 and $753,000. The potential decrease in net assets from a hypothetical 10% adverse change in quoted foreign currency exchange rates would be approximately $194,000 and $75,300. Net current assets subject to foreign currency risk are larger as of December 31, 2003 compared to 2002 due to larger cash balances maintained in Australia and a higher exchange rate between the Australian dollar and the U.S. dollar in 2003.

We are also exposed to interest rate risk on deposits of cash, which are affected by changes in the general level of interest rates in the United States and Australia. Since we generally invest in very short-term interest bearing deposits, we do not believe we are subject to any material market risk exposure.



REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Catuity Inc.

We have audited the accompanying consolidated balance sheets of Catuity Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catuity Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Detroit, Michigan
February 26, 2004



Consolidated Financial Statements

Consolidated Statement Of Operations (in U.S. $), Catuity Inc.

	Year Ended December 31		
	2003	2002	2001
Software development revenue	$2,323,441	$ 1,666,890	$ 1,414,214
Service revenue	902,222	1,258,996	593,470
License revenue	1,756,725	45,788	12,600
Gross revenue	4,982,388	2,971,674	2,020,284
Sales discount (non-cash)	--	--	(403,899)
Net revenue	**4,982,388**	**2,971,674**	**1,616,385**
Software development revenue	1,341,619	981,329	613,092
Service revenue	681,445	1,105,207	815,894
Total cost of revenue	**2,023,064**	**2,086,536**	**1,428,986**
Gross margin	**2,959,324**	**885,138**	**187,399**
Research and development	415,809	539,282	472,667
Sales and marketing	1,290,899	1,758,245	2,119,502
General and administrative	1,972,656	1,470,324	2,687,628
General and administrative - variable stock compensation	(41,996)	(53,363)	973,350)
Total operating expenses	**3,637,368**	**3,714,488**	**4,306,447**
Operating loss	(678,044)	(2,829,350)	(4,119,048)
Interest income	82,714	60,195	243,846
Net loss	**$(595,330)**	**$(2,769,155)**	**$(3,875,202)**
Net loss per share - basic & diluted	**$ (0.06)**	**$ (0.34)**	**$ (0.49)**
Weighted average shares outstanding-basic & diluted	**9,560,968**	**8,123,357**	**7,935,137**

See accompanying notes

Consolidated Balance Sheet (in U.S. $), Catuity Inc.

	December 31	
	2003	**2002**
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,768,828	$ 3,611,447
Accounts receivable-trade, less allowance of $62,000 in 2003, and $54,000 in 2002	402,109	377,218
Restricted cash	119,009	106,568
Work in process	70,692	2,407
Prepaid expenses and other	188,423	294,195
Total current assets	**6,549,061**	**4,391,835**
Property and equipment, net	223,466	200,417
Total Assets	**$ 6,772,527**	**$ 4,592,252**
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 101,335	$ 302,714
Deferred revenue	110,561	1,811,926
Accrued compensation	345,476	146,143
Other accrued expenses	116,742	168,417
Trust liability	95,586	85,492
Total current liabilities	**769,700**	**2,514,692**
Accrued compensation	59,752	79,359
Shareholders' equity:		
Common stock - $.001 par value; Authorized – 100 million shares: issued and outstanding 11,659,850 in 2003 and 8,530,610 in 2002	11,660	8,531
Preferred stock - $0.001 par value; Authorized – 10 million shares	--	--
Additional paid-in capital	36,968,957	33,131,863
Shareholder loans	(468,166)	(757,733)
Foreign currency translation adjustment	88,299	(322,115)
Accumulated deficit	(30,657,675)	(30,062,345)
Total shareholders' equity	5,943,075	1,998,201
Total Liabilities and Shareholders' Equity	**$ 6,772,527**	**$ 4,592,252**

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS (IN U.S. $), CATUITY INC.

	Year Ended December 31		
	2003	2002	2001
Cash flows from operating activities:			
Net Loss	$ (595,330)	$ (2,769,155)	$ (3,875,202)
Adjustments used to reconcile net loss to net cash used in operating activities:			
Variable stock based compensation	(41,996)	(53,363)	(973,350)
Depreciation	264,050	125,273	110,096
Non cash sales discount	--	--	403,899
Non cash services	--	27,751	117,797
Changes in assets and liabilities:			
Accounts receivable	(24,891)	291,264	(556,784)
Accounts payable	(201,379)	31,279	(107,548)
Deferred revenue	(1,701,365)	977,412	767,514
Accrued expenses and other liabilities	138,145	(428,159)	47,556
Other assets	25,046	118,781	70,671
Net cash used in operating activities	(2,137,720)	(1,678,917)	(3,995,351)
Cash flows from investing activities:			
Purchase of property and equipment	(287,099)	(110,493)	(88,461)
Net cash used in investing activities	(287,099)	(110,493)	(88,461)
Cash flows from financing activities:			
Issuance of common stock, net of expenses	4,130,121	941,829	41,045
Repayment of Shareholder Loan	41,665	--	--
Net cash provided by financing activities	4,171,786	941,829	41,045
Foreign exchange effect on cash	410,414	(5,835)	(51,213)
Net increase/(decrease) in cash and cash equivalents	2,157,381	(853,416)	(4,093,980)
Cash and cash equivalents, beginning of period	3,611,447	4,464,863	8,558,843
Cash and cash equivalents, end of period	$ 5,768,828	$ 3,611,447	$ 4,464,863
Supplemental disclosure of cash flow information:			
Taxes paid	$ --	$ --	$ --
Interest paid	$ --	$ --	$ --

See accompanying notes

Consolidated Statement Of Shareholders' Equity (in U.S. $), Catuity Inc.

	Common Stock		Additional Paid In Capital	Shareholder Loans	Foreign Currency Translation	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount					
Balances at Jan. 1, 2001	**7,869,619**	**7,870**	**32,626,916**	**(757,733)**	**(265,067)**	**(23,417,988)**	**8,193,998**
Issuance of common stock	165,719	166	480,530				480,696
Exercise of options	28,000	28	41,017				41,045
Sale of option right			41,000				41,000
Stock based compensation			(973,350)				(973,350)
Net loss						(3,875,202)	(3,875,202)
Foreign currency translation					(51,213)		(51,213)
Comprehensive loss							(3,926,415)
Balances at Dec. 31, 2001	**8,063,338**	**8,064**	**32,216,113**	**(757,733)**	**(316,280)**	**(27,293,190)**	**3,856,974**
Issuance of common stock	466,272	466	958,873				959,339
Exercise of options	1,000	1	1,690				1,691
Sale of option right			8,550				8,550
Stock based compensation			(53,363)				(53,363)
Net loss						(2,769,155)	(2,769,155)
Foreign currency translation					(5,835)		(5,835)
Comprehensive loss							(2,774,990)
Balances at Dec.31, 2002	**8,530,610**	**$ 8,531**	**$33,131,863**	**$(757,733)**	**$(322,115)**	**$(30,062,345)**	**$ 1,998,201**
Issuance of common stock	3,128,240	3,128	4,124,693				4,127,821
Exercise of options	1,000	1	2,299				2,300
Repayment of shareholder loan				41,665			41,665
Adjust shareholder loan to fair value			(247,902)	247,902			0
Stock based compensation			(41,996)				(41,996)
Net loss						(595,330)	(595,330)
Foreign currency translation					410,414		410,414
Comprehensive loss							(184,916)
Balances at Dec. 31, 2003	**11,659,850**	**$ 11,660**	**$36,968,957**	**$(468,166)**	**$ 88,299**	**$(30,657,675)**	**$ 5,943,075**

See accompanying notes



NOTE 1. DESCRIPTION OF BUSINESS

Catuity Inc. and subsidiaries (the "Company") designs, develops, and markets multi-program systems that provide loyalty and incentive marketing solutions. The Company's principal customers are retailers, card issuing banks and processors for consumer purchases in stores as well as over the Internet. These solutions are intended to increase customer retention, increase the customer base and reduce costs for merchants. The Company provides full program services and network system software that directly connect the seller and the buyer across all purchasing channels, irrespective of payment method.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Principles Of Consolidation

The accompanying financial statements include the consolidation of the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Revenue Recognition

The three distinct revenue streams that result from the Company's business activities are license revenue, software development revenue, and service revenue.

License Revenue: License revenue is recognized in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, which provides for recognition of revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations remain on the Company's part with regard to implementation, the fee is fixed and determinable, and collectibility is probable. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of each element. Revenue recognized from multiple-element arrangements is allocated to undelivered elements of the arrangement, such as maintenance, based on the relative fair value of each element. The Company's determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management for an element not yet sold separately. The Company has established VSOE for maintenance services. The Company does not generally provide for a right of return in its license contracts.

Software Development Revenue: Software development revenue includes integration, customization and development fees of both the customer's hardware and software and the Company's software. Software development revenue is billed on a fixed price basis. The Company recognizes revenue on fixed price contracts using the proportional performance method in accordance with SAB 101, Revenue Recognition in Financial Statements, and SAB 104, Revenue Recognition, based on hours incurred as a proportion of estimated total hours of the respective contract. The cumulative impact of any revisions in estimated total revenues and direct contract costs are recognized in the period in which they become known. Revenue in excess of billings is recognized as unbilled receivables and is included in work in process in the consolidated balance sheet. Billings in excess of revenue are recorded as deferred revenue until revenue recognition criteria are met. The Company generally does not provide for a right of return in its software development contracts.

Service Revenue: Service revenue includes training, consulting, installation support, post-installation support and maintenance fees. Training, consulting, installation support and post-installation support are generally billed on a time and material basis and revenue is recognized as the service is provided.

Maintenance revenues are recognized ratably over the maintenance term. Payments for service revenues are generally not refundable.

Use Of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash And Cash Equivalents

The Company considers all cash and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable And Concentrations Of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The credit risk associated with trade receivables is limited due to the size and creditworthiness of the Company's customers. The Company generally does not require collateral for its trade receivables. Visa USA made up 97% of the Company's accounts receivable balance at December 31, 2003. The loss of that customer would have a material effect on the Company's operations.

The Company records an allowance against gross accounts receivable to provide for doubtful accounts. The allowance is estimated based on the age of the receivable, specific circumstances surrounding the collection of an invoice and historical data on allowances as a percentage of aged accounts receivables. Actual collection on accounts may differ from the allowance the Company has estimated.

Property And Equipment

Property and equipment are stated at cost. Depreciation and amortization expense is recorded using the straight-line method over the estimated useful lives of the respective assets (which range from three to ten years).

Foreign Currency Translation

The accounts of the Company's Australian subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". All balance sheet accounts for the Australian subsidiaries are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses for the Australian subsidiaries are translated at the average exchange rate during the month in which the transaction occurs. All cumulative translation gains and losses are included as a separate component of shareholders' equity in the consolidated balance sheet. Currency transaction gains and losses are included in the consolidated statement of operations and are not material for all years presented.

The Company accounts for foreign currency exchange gains or losses on inter-company transactions in accordance with SFAS No. 52, "Foreign Currency Translation". Transactions occurring between the Company's U.S. office and the Australian office are considered to be of a long-term investment nature as settlement is not anticipated in the foreseeable future. Inter-company balances are eliminated and do not appear on the consolidated financial statements of the Company. Any gain or loss on the inter-company balance caused by foreign currency translation adjustments is shown in the equity section of the balance sheet and is not included in determining net profit/(loss).

Fair Value Of Financial Instruments

The carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable-trade, and accounts payable approximate their fair values.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock-based Compensation

The Company accounts for stock-based awards issued to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Had compensation costs for stock-based awards issued to employees been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been reported as follows:

	Year Ended December 31		
	2003	2002	2001
Net Loss as Reported	$ (595,330)	$ (2,769,155)	$ (3,875,202)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	318,404	700,604	779,530
Pro forma net loss	$ (913,734)	$ (3,469,759)	$ (4,654,732)
Earnings per share:			
basic & diluted – as reported	$ (0.06)	$ (0.34)	$ (0.49)
Pro forma basic & diluted loss per share	$ (0.10)	$ (0.43)	$ (0.59)

For disclosure purposes, the fair value of stock based compensation was computed using the Black-Scholes option pricing model with the following weighted average assumptions used for 2003, 2002, and 2001 grants:

	December 31		
	2003	2002	2001
Risk Free Interest Rate	2.00%	3.00%	5.00%
Expected Dividend Yield	--	--	--
Expected Lives (years)	0.62	1.27	2.23
Expected Volatility	0.717	0.773	0.789

For all fixed awards issued to employees, the Company records an expense based on the intrinsic value at the date of grant and amortizes it over the vesting period. For variable awards issued to employees, we record an expense based on the intrinsic value at each balance sheet date until the contingency is resolved and number or price is known. For variable awards issued to non-employees, the Company records an expense based on the fair value of the options at each balance sheet date.

Notes to Consolidated Financial Statements

Note 3. Property And Equipment

Property and equipment consists of:

	December 31	
	2003	**2002**
Computer equipment	$ 605,055	$ 532,800
Leasehold improvements	67,169	50,635
Office furniture and equipment	139,225	122,701
	$ 811,449	**$ 706,142**
Less accumulated depreciation	(587,983)	(505,725)
	$ 223,466	**$ 200,417**

Note 4. Leases

The Company has commitments under a non-cancelable office lease in Australia expiring December 14, 2007. Minimum future annual lease payments under this lease as of December 31, 2003 are as follows:

2004	$109,000
2005	119,000
2006	119,000
2007	124,000
	$471,000

Total rent expense on all operating leases was $232,000, $220,000 and $176,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 5. Shareholders' Equity

Limited Recourse Loans

In 1995 and 1996, the Company issued non-recourse loans to an Australian director for the purpose of purchasing approximately 276,000 shares of the Company's stock. The Company's recourse for repayment of the loans is limited to after-tax dividends and proceeds from the disposal of the shares. In 1999, $75,000 AUD of the loan was repaid related to the sale of 25,000 shares. In the fourth quarter of 2003, approximately $60,750 AUD was repaid related to the sale of 20,250 shares. In each reporting period the Company records a debit or a credit to expense for the loans based on the difference between the loan share grant price and the Company's share price at the respective period ending balance sheet dates, on a cumulative basis. For the years ended December 31, 2003, 2002 and 2001, credits of $41,996, $53,363 and $973,350 respectively were recorded. At December 31, 200,3 a portion of the loan was reclassified to additional paid in capital based on the fair value of the loan at that date.

Employee Stock Option Plan

The Company's shareholders approved the establishment of an Employee Stock Option Plan ("Plan") at a March 2000 special meeting of shareholders. Under the Plan the Company grants stock options at an exercise price that may be determined by the Board of Directors at the time of issuance, but is generally at the closing price of the stock on the date of the grant or the average closing price of the stock for the 30 calendar days preceding the grant date, whichever is higher. Option vesting schedules are determined by the Board of Directors at the time of issuance, but are generally over three to five years from the date of the grant. Employees must exercise the options within two to six months of terminating their employment with the Company or the options lapse.

Director Stock Option Plan

On October 24, 2000 the members of the Board of Directors, who are employees of the Company, approved the establishment of a Director Stock Option Plan ("Plan") effective October 1, 2000 for outside Directors. The Plan is designed to provide a portion of the outside Director's compensation through stock options. Under the Plan, outside Directors receive 10,000 non-qualified option shares on the date they join the Board or on the date the plan became effective, in the case of existing outside Directors. In addition, each outside Director receives 5,000 non-qualified option shares on the last business day in September of each succeeding year for as long as the Director remains on the Board. The option issue price will be the closing price on the grant date, or the closing price on the last trading day preceding the grant date in the event the grant date falls on a weekend or holiday. The options vest on the date of grant and expire after eight years, or six months after the Director ceases to be a member of the Board, whichever occurs first. The Plan is limited so that no more than 100,000 option shares may be outstanding at any one time.

Options Issued To Third Parties

While the Company did not grant options to purchase shares of common stock to third parties during 2003, options were issued during the years ended December 31, 2001 and 2002, primarily for services provided to the Company. The Company valued these options using the Black-Scholes option-pricing model. Expense relating to these options amounted to $8,550 and $41,000 for the years ended December 31, 2002, and 2001 respectively. The expense was charged to operations in the year they were granted as they vested immediately.

Summary Of Stock Options/Warrants

The following is a summary of stock and warrant activity:

	Number of Option & Warrant Shares	Weighted Average Exercise Price Per Share
Outstanding at Jan. 1, 2001	**1,074,159**	**$7.76**
Granted	353,550	$4.26
Cancelled/lapsed	(247,309)	5.11
Exercised	(28,000)	1.47
Outstanding at Dec. 31, 2001	**1,152,400**	**$6.90**
Granted	306,097	$2.71
Cancelled/lapsed	(233,450)	5.27
Exercised	(1,000)	1.69
Outstanding at Dec. 31, 2002	**1,224,047**	**$6.35**
Granted	288,375	$2.26
Cancelled/lapsed	(316,750)	7.22
Exercised	(1,000)	2.30
Outstanding at Dec. 31, 2003	**1,194,672**	**$5.80**

The weighted average fair value of options/warrants granted during the three years ended December

Notes to Consolidated Financial Statements

31, 2003, 2002 and 2001 were $0.86, $1.14 and $2.69, respectively. The weighted average fair value is calculated using the Black-Scholes option-pricing model.

The following is additional information relating to options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Number Of Shares	Weighted Average Exercise Price
$1.54 - $ 3.15	418,572	$ 2.62	2.04	319,222	$ 2.90
$3.40 - $ 5.81	252,200	$ 4.73	3.48	207,975	$ 4.87
$6.04 - $ 8.65	212,900	$ 7.08	3.83	201,203	$ 7.13
$9.50 - $ 14.43	311,000	$10.07	4.24	311,000	$10.07

The dilutive effect of stock options has not been included in the loss per share calculation, as the effect would be anti-dilutive.

Common Stock

On November 20, 2002 the members of the Board of Directors approved the establishment of an Executive Stock Purchase Plan ("Plan") for executives of the Company. Under the plan executive employees may elect to purchase shares of the Company's common stock at the closing price of the stock on the last trading day of each month beginning in December 2002. The maximum number of shares that may be purchased under the plan is 25,000 shares. The Plan terminated in November 2003 in accordance with the plan document.

On January 21, 2003 the members of the Board of Directors adopted the Catuity Inc. 2003 Executive Director Stock Purchase Plan ("Plan") which became effective upon approval by the Company's shareholders at a March 2003 special meeting of shareholders. Under the Plan executive directors may elect to purchase shares of the Company's common stock at the closing price of the stock on the last trading day of each month. The plan automatically terminates on the date all shares approved under the Plan have been purchased unless terminated earlier by the Board of Directors. The maximum number of shares that may be purchased under the plan is 100,000 shares.

On May 1, 2001 the Company entered into an agreement with Greenstone Partners Inc. whereby the Company agreed to issue shares of common stock, and options to purchase shares of common stock, in exchange for Greenstone's investor relations services. Under the terms of the agreement, Greenstone received a total of 30,000 shares of the Company's common stock, vesting at the rate of 3,000 shares per month and the option to purchase 25,000 shares of the Company's common stock at $4.00 per share between August 1, 2001 and May 1, 2004 unless the agreement was terminated prior to its completion In addition, Greenstone could earn up to 120,000 additional options if certain performance based objectives were achieved between May 1, 2001 and May 1, 2003. On February 15, 2002, the agreement with Greenstone Partners Inc. was terminated by the Company. As a result of the termination, none of the performance-based options were earned.

Preferred Stock

The Company's Certificate of Incorporation authorizes 10 million shares of preferred stock, with a par value of $0.001 per share, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the shareholders.

Private Placement

In July 2003, the Company concluded a private placement in Australia of 3,000,000 shares of the Company's common stock to seven accredited investors at a price of $2.00 AUD per share ($1.30 USD based on the foreign exchange rate in effect on the date of the transaction). The price represented an 11% discount to the shares' fair market value on the Australian Stock Exchange (ASX) on the transaction date. The Company issued the shares in two tranches – the first on July 25, 2003 for 625,000 shares (the maximum permitted under ASX listing rules prior to receiving shareholder approval) and the second for 2,375,000 shares on September 22, 2003 following shareholder approval at a special meeting of shareholders on September 19, 2003. The Company paid a placement fee of 3% of the purchase price to the Placement Agent for both tranches. The second tranche of shares included 196,000 shares sold to Mr. Duncan P.F. Mount, Chairman of the Company. The proceeds from all of the placement shares were added to the Company's general working funds to be used for general operating purposes. The shares were sold without registration under US securities laws pursuant to an exemption from such registration.

At a special meeting of the shareholders on March 26, 2003 the Company's shareholders approved the sale of 90,000 common shares and 30,000 warrant shares to Boom Australia Pty. Ltd. ("Boom"), the family trust of Mr. Duncan P.F. Mount, Chairman of the Company. The aggregate offering price was $337,500 AUD ($189,900 USD), which is net of a 3% placement fee paid to the investor. These shares were sold without registration under US securities laws pursuant to an exemption from such registration. The 30,000 warrant shares expire in November 2004 and have an exercise price of $4.20 AUD ($2.25 USD).

In November 2002, the Company received net proceeds of $925,000 from the private placement of common stock to accredited professional investors in Australia at a price of $3.75 AUD per share ($2.11 USD based on the foreign exchange rate in effect on the date of the transaction). The price equaled the fair market value of the shares on the Australian Stock Exchange (ASX) on the transaction date. In addition, one warrant share at an exercise price of $4.20 AUD ($2.57 USD) for every three (3) shares purchased were granted, and expire in November 2004. The exercise price of the warrants represented approximately a 12% premium over the fair market price of the Company's shares on the date of transaction. A placement fee of 3% of the purchase price was paid to each investor. Net proceeds from the placement were $925,000.

NOTE 6. INCOME TAXES

The components of profit/(loss) before income taxes and extraordinary items consisted of the following:

	Year Ended December 31		
	2003	**2002**	**2001**
Domestic	($1,065,811)	($3,904,994)	($4,904,115)
Foreign	470,481	1,135,839	1,028,913
Loss before income taxes and extraordinary item	($595,330)	($2,769,155)	($3,875,202)

There has been no provision for income taxes for any period as the Company has incurred operating losses and provided a full valuation allowance against the tax benefit of those operating losses in the United States. The Company has utilized net operating loss carryforwards to offset operating earnings in Australia. The provision for income taxes at statutory rates is reconciled to the reported provision for income taxes as follows

	Year Ended December 31		
	2003	2002	2001
Income taxes at statutory tax rate	$ (202,412)	$ (941,513)	$ (1,338,147)
Variable stock compensation	12,599	16,009	292,005
Utilization of operating loss carryforward	(141,144)	(340,752)	(308,674)
Valuation allowance	362,440	1,327,700	1,667,360
Other	(31,482)	(61,445)	(312,544)
Provision for income taxes	$ --	$ --	$ --

The statutory tax rate was 34% for the years ended December 31, 2003, 2002 and 2001. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 3	
	2003	2002
Deferred tax assets:		
Net operating loss carry-forwards	$ 10,327,480	$ 9,541,600
Other	136,052	705,113
Total deferred tax assets	10,463,532	10,246,713
Valuation allowance	(10,463,532)	(10,246,713)
Total net deferred tax assets	$ --	$ --

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully reserved by a valuation allowance.

As of December 31, 2003, the Company had operating loss carry-forwards of $15,800,000 expiring in various amounts in 2020 and 2021 in the United States and $16,500,000 in Australia. Utilization of the net operating loss carry-forwards in Australia are subject to either the continuity of ownership test or the continuation of same business test at the time the losses are utilized in accordance with Subdivision 165 and Subdivision 166 of the Australian Income Tax Assessment Act of 1997. Utilization of the net operating loss carry-forwards in the United States are subject to limits due to continuity of ownership tests under Section 382 if the Internal Revenue Service Code.

Note 7. Defined Contribution Plan

On behalf of its Australian employees, the Company contributes a government mandated percentage of each employees' gross salary to a defined contribution plan. The prescribed charge percentage was 9% for the year ended December 31, 2003 and 2002 and 8% for the year ended December 31, 2001. The Company's contributions were $132,321, $115,001, and $79,692 for the three years ended December 31, 2003, 2002 and 2001 respectively.

There is a 401-K plan available for employees in the U.S. The Company has not made matching contributions to the 401-K plan to date.

Note 8. Restricted Cash

The Company was and continues to be the trustee of a bank account related to the use of its Transcard software product that was discontinued in August 2001. When consumers transferred funds to their cards, the funds were deposited into this trust account. The funds were debited from the account electronically and paid to merchants when transaction information relating to cardholder usage was downloaded from merchants through a central host processing system. The Company is not entitled to the funds other than in specified circumstances such as when cards are inactive or expired. Consequently, an amount corresponding to the trust account balance is recorded as a current liability. The trust account had an ending balance of $95,586 and $88,778 at December 31, 2003 and 2002, respectively. The balance of restricted cash has increased due to changes in the exchange rate between the Australian and U.S. dollar over the three year period.

On August 31, 2001, in accordance with an agreement between the Company and Westbus Pty Limited, the Transcard system was discontinued. As of that date, no additional cards were issued and consumers could no longer use their cards to purchase goods or services. The Company is serving as the administrator to refund all requested prepaid balances remaining on consumers' cards as of the date the system was discontinued.

Note 9. Operations By Industry Segment And Geographic Area

As of December 31, 2003, the Company is organized and operates in one business segment, providing loyalty software for retailers, processors and card issuing banks. Two U.S. customers represented 85% and 14% of net revenue for the year ended December 31, 2003. In February 2004 the Company announced on Form 8-K that Target Corporation, the customer representing 14% of Catuity's revenue in 2003, intends to phase out its use of smart chip technology over the next twelve months. For further discussion on this topic please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The same U.S. two customers represented 80% and 16% of net revenue for the year ended December 31, 2002. One U.S. customer represented 70% of net revenue for the year ended December 31, 2001.

The following table shows net revenues and long-lived assets by geographic area.

	2003		2002		2001	
	Long-Lived Assets	Net Revenues	Long-Lived Assets	Net Revenues	Long-Lived Assets	Net Revenues
U.S.	$ 88,789	$4,982,388	$ 98,402	$ 2,971,674	$ 112,004	$ 1,546,748
Australia	134,677	--	102,105	--	103,193	69,637
Total	**$ 223,466**	**$4,982,388**	**$ 200,417**	**$ 2,971,674**	**$ 215,197**	**$ 1,616,385**

Note 10. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended			
2003	**March 31**	**June 30**	**September 30**	**December 31**
Net revenues	$ 1,475,167	$ 1,666,009	$ 1,117,493	$ 723,719
Total direct cost of revenue	335,924	601,958	671,094	414,088
Gross Margin	$ 1,139,243	$ 1,064,051	$446,399	$ 309,631
Total operating expenses[1]	852,240	1,089,418	822,335	873,375
Operating income/(loss)	287,003	(25,367)	(375,936)	(563,744)
Total other income	17,687	10,602	15,371	39,054
Net income/(loss)	$ 304,690	($ 14,765)	($ 360,565)	($ 524,690)
Net income/(loss) per share-basic & diluted	**$0.04**	**$0.00**	**($0.04)**	**($0.06)**
2002	**March 31**	**June 30**	**September 30**	**December 31**
Net revenues	$ 976,126	$ 917,637	$ 550,487	$ 527,424
Total direct cost of revenue	685,379	644,311	386,520	370,326
Gross Margin	$ 290,747	$ 273,326	$ 163,967	$ 157,098
Total operating costs and expenses[2]	661,343	1,276,995	927,720	848,430
Operating Loss	(370,596)	(1,003,669)	(763,753)	(691,332)
Total other income	15,128	16,356	13,048	15,663
Net loss	($ 355,468)	($ 987,313)	($ 750,705)	($ 675,669)
Net loss per share-basic & diluted	**($ 0.04)**	**($ 0.12)**	**($ 0.09)**	**($ 0.09)**

[1]Includes non-cash variable stock compensation expense/(credit) of ($39,702), ($918), and ($1,376), in the three month periods ended June 30, September 30, and December 31, 2003 respectively. There was no non-cash variable stock compensation expense/(credit) recognized in the quarter ended March 31, 2003

[2]Includes non-cash variable stock compensation expense/(credit) of ($63,019), $184,847, ($167,754), and ($7,437) in the three month periods ended March 31, June 30, September 30, and December 31, 2002 respectively.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None

Shareholder Information



Board of Directors

Duncan P.F. Mount, Chairman
Former Managing Director,
Gartmore Investment Management, Ltd.
Hong Kong
Former Managing Director,
CEF Investment Management, Ltd.

Michael V. Howe
CEO & President

Alexander S. Dawson
Former CEO, Arnotts Ltd.

Alan L. Gilman
Executive Vice President, A.L. Damman Company
Retired Partner, Arthur Andersen, LLP

Officers

Michael V. Howe
CEO & President

John H. Lowry III
Vice President, Chief Financial Officer
Treasurer and Secretary

Benjamin A. Garton
Vice President, Product Development
and Implementation

Douglas G. Kilgour
Vice President, Sales and Marketing

Other Information

Annual Meeting
Thursday, May 13, 2004, 9:30 a.m.
AAP Theatrette
AAP Centre
259 George Street
Sydney NSW 2000 Australia

Australian Share Registry
Computershare Registry Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000 Australia
Tel. 1300.850.505 (within Australia)

U.S. Transfer Agent
Computershare Investor Services, LLC
311 West Monroe Street
Chicago, IL 60604
Tel. +1.312.588.4991

Stock Listings
Shares trade on The Nasdaq Small Cap Market under the symbol CTTY and on the Australian Stock Exchange under the symbol CAT

Independent Accountants
Ernst & Young
Suite 1700, 500 Woodward Avenue
Detroit, MI 48226

Legal Counsel
Jaffe Raitt Heuer & Weiss, P.C.
One Woodward Avenue, Suite 2400
Detroit, MI 48226

Corrs Chambers Westgarth
Level 32, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Investor Relations
Martin E. Janis & Company, Inc.
625 North Michigan Avenue, Suite 420
Chicago, IL 60611
Tel. +1.312.943.1100

Corporate Office
2711 E. Jefferson Avenue
Detroit, MI. 48207 USA
Tel. +1.313.567.4348
Fax. +1.313.567.4734

Customer Service & Support Office
3601 Wilson Blvd.
Suite 550
Arlington, VA 22201 USA
Tel. +1.703.524.5025
Fax. +1.703.812.5190

Australian Registered Office
Level 4, Ballarat House
68-72 Wentworth Avenue
Surry Hills NSW 2010 Australia
Tel. +61.2.9281.4188
Fax. +61.2.9281.1242

CATUITY INC.

WWW.CATUITY.COM